SEC 11017328 MMISSION

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SEC FILE NUMBER
8 - 49613

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2011 WASH, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Trading Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4195
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraig Kupiec (310) 536-8670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kraig Kupiec ~~, swear (or,~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Trading Group LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Notary

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ ~~See Attached Document (Notary to cross out lines 1–6 below)~~
☑ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 ______ Signature of Document Signer No. 2 (if any) ______

State of California
County of Los Angeles

Subscribed and ~~sworn to (or~~ affirmed) before me on this 23 (Date) day of February (Month), 20 11 (Year), by
(1) Kraig Adam Kupiec (Name of Signer)
proved to me on the basis of satisfactory evidence to be the person who appeared before me ~~(.) (,)~~
~~(and~~
(2) ______ (Name of Signer)
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______ Signature of Notary Public

MARGIE LULU CHAVEZ
Commission # 1793010
Notary Public - California
Los Angeles County
My Comm. Expires Mar 7, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: Dec ~~31~~ 2010 12/31/10 Number of Pages: 1

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

SHORELINE TRADING GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2011

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	445,843
Due from clearing brokers		2,448,726
Commissions receivable		365,532
Property and equipment, net		29,752
Deposits and other		81,453
	$	3,371,306
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable	$	258,227
Accrued wages		55,468
Accrued liabilities and other		646,478
Total liabilities		960,173
Members' equity		2,411,133
	$	3,371,306

See accompanying notes to financial statement

SHORELINE TRADING GROUP LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shoreline Trading Group LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and the U.S. Commodity Futures Trading Commission (CFTC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company clears its securities transactions on a fully disclosed basis with clearing brokers and, accordingly, is exempt from the computation of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii).

The Company was formed in 1996 and its Managing Members are Kurtis W. Kupiec and Kraig A. Kupiec. The Company has offices in California and New York. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the "Agreement").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

These financial statements were approved by management and available for issuance on February 23, 2011. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques and Inputs

The Company values investments in securities and securities sold short that are listed on a national exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment, consisting of computers, office furniture and leasehold improvements, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method.

1. Nature of operations and summary of significant accounting policies (continued)

Impairment of Long-Lived Assets

The Company complies with GAAP, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continually evaluates whether events and circumstances have occurred that indicated the remaining estimated useful life of long-lived assets, such as property, plant, and equipment, may warrant revision, or the remaining balance may not be recoverable.

Soft Dollar Arrangements

The Company has soft dollar arrangements with certain clients to provide research or other products from the commissions earned. The soft dollar payments made are generally in compliance with the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934.

Net Commission and Interest Income

Commissions are earned on a trade-date basis and are earned on introducing securities trades to clearing brokers and on riskless principal trades. Interest income is earned from the accounts of the Company's clients custodied at the clearing brokers. Commissions are recorded on a net basis after deducting the related clearing charges from clearing brokers. Interest income is recorded on an accrual basis, net of margin interest and adding short interest rebates.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2006.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Cash equivalents	$ 203,044	$ -	$ -	$ 203,044

3. Due from clearing brokers

Due from brokers represent cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with Proprietary Account of Introducing Broker Agreements with the clearing brokers.

4. Property and equipment

Property and equipment at December 31, 2010 consist of the following:

Leasehold improvements	$ 220,244
Furniture and fixtures	93,747
	313,991
Less accumulated depreciation and amortization	(284,239)
	$ 29,752

Depreciation expense was $45,921 for the year ended December 31, 2010.

5. Commitments

The Company leases office space in California and New York under non-cancellable operating leases expiring through 2012. At December 31, 2010, the Company's future minimum rental commitment is as follows:

Year Ending December 31,	
2011	$ 451,535
2012	139,486
	$ 591,021

Total rent expense was $314,564 for the year ended December 31, 2010.

6. Related party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2010, such commissions were approximately $33,000 related to equity and options securities transactions and approximately $522,000 on principal trades of approximately $113 million primarily in mortgage-backed securities. Revenues from affiliated investment partnerships were approximately 16.4% of net commissions for the year ended December 31, 2010.

The Company receives rent for office space and equipment from two related parties on a month-to-month arrangement. Total rental income received was approximately $166,000 for the year ended December 31, 2010, which has been netted against the Company's rent expense.

The Company received reimbursements for office expenses allocated to a related party, which was approximately $66,000 for the year ended December 31, 2010. The Company paid approximately $410,000 to a related party for payroll and related expenses for the year ended December 31, 2010.

7. Members' equity

The Company currently has two classes of members: A and B. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria.

8. Concentration of credit risk

In the normal course of business, the Company's client activities involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the clients' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the clients' accounts.

10. Regulatory inquiries

The Company has been responding to inquiries by the SEC pertaining to activities in certain accounts managed by unaffiliated investment advisers. The Company acted as an introducing broker dealer to accounts in which trades were affected by such advisers. The Company has responded to and is fully cooperating with all regulatory and legal authorities. The Company does not believe the inquiries will have an adverse effect on the Company but has accrued for estimated costs as of December 31, 2010 anticipated with responding to all inquiries related to these accounts.

11. Net capital requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2010, the Company's net capital was approximately $2,268,000, which was approximately $2,018,000 in excess of its minimum requirement of $250,000.

12. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."